Exhibit 99.1
ERMENEGILDO ZEGNA GROUP REVENUES REACH €1,947 MILLION1 IN FY 2024.
Q4 REVENUES UP 3% YEAR-ON-YEAR DRIVEN BY ZEGNA BRAND UP 8% YoY
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• FY 2024 revenues grew 2.2% YoY to €1,947 million.

• Q4 2024 revenues rose to €589 million (+3.3% YoY):
•ZEGNA brand revenues recorded +8.4% YoY growth
•Direct-to-Consumer (DTC) channel drove the Group’s performance, +9.3% YoY for the Group and +10.5% YoY for ZEGNA brand

•Americas (+14.6% YoY) outperformed other geographies driven by ZEGNA brand

January 27, 2025 – MILAN—(Business Wire)—Ermenegildo Zegna N.V. (NYSE:ZGN) (the “Company” and, together with its consolidated subsidiaries, the “Ermenegildo Zegna Group” or the “Group”) today announced unaudited revenues of €1,946.6 million for fiscal year 2024, +2.2% YoY from €1,904.5 million in fiscal year 2023 (+3.4% at constant currency and -1.9% organic). Revenues in the fourth quarter reached €589.2 million, +3.3% YoY (+3.6% at constant currency and +2.9% organic2).

Ermenegildo “Gildo” Zegna, Chairman and CEO of the Ermenegildo Zegna Group, said: “In the fourth quarter of 2024, Group revenues increased 3% boosted by the ZEGNA DTC channel which grew by +11% with double-digit growth in the US and in EMEA, sequentially accelerating compared to the previous quarter. Thom Browne and TOM FORD FASHION also reported positive growth in the highly important DTC channel in Q4.

Beyond the numbers, I feel confident in our strategic projects pipeline. The recent ZEGNA fashion show was acclaimed as one of the strongest ever for the brand with the presentation of our ultra-luxury Vellus Aureum, made by the finest wool, developed thanks to our know-how and unique Filiera. This has reaffirmed ZEGNA’s position at the forefront of timeless luxury menswear.
At Thom Browne, we have strengthened our global merchandising and retail teams with important additions in the US and Europe and are looking forward to seeing the brand’s show in February close the New York Fashion Week.
At TOM FORD FASHION, the team is fully focused on delivering strong collections under the new creative leadership of Haider Ackermann.

We expect 2025 to play out differently across various geographies. While we have seen solid performance in the Americas and EMEA in the first weeks of January, we also believe that there will be ongoing volatility with respect to consumer demand in China. We are prepared to navigate these challenges with the guidance of our talented team and a sharp focus on our priorities: continuing to build on brand equity, focusing investments on key strategic projects and doubling down on our existing strengths”.
1 Throughout this press release, revenues for the full year 2024 and for the three-month period ended on December 31, 2024 are preliminary and unaudited.
2 Revenues on an organic growth basis (organic or organic growth) and on a constant currency basis (constant currency), are non-IFRS financial measures. Constant currency growth is calculated excluding foreign exchange. Organic growth is calculated excluding (a) foreign exchange, (b) acquisitions & disposals, and (c) changes in license agreements where the Group operates as a licensee. See the non-IFRS financial measures section starting on page [8] of this press release for the definition and reconciliation of non-IFRS financial measures

Revenues Analysis - FY 2024 and Q4 2024

REVENUES BY SEGMENT (Unaudited)

			FY 2024 vs FY 2023				Q4 2024 vs Q4 2023
(€ thousands, except percentages)	FY 2024	FY 2023	%	Organic	Q4 2024	Q4 2023	%	Organic
Zegna	1,348,839	1,322,045	2.0%	2.5%	404,426	385,290	5.0%	3.9%
Thom Browne	314,818	380,287	(17.2%)	(20.8%)	94,417	98,685	(4.3%)	(3.8%)
Tom Ford Fashion	314,514	235,544	33.5%	(0.7%)	100,586	96,964	3.7%	3.8%
Eliminations	(31,524)	(33,327)	n.m.(1)	n.m.	(10,198)	(10,579)	n.m.	n.m
Total revenues	1,946,647	1,904,549	2.2%	(1.9%)	589,231	570,360	3.3%	2.9%
________________________________________
(1)Throughout this section “n.m.” means not meaningful.

Eliminations include revenues from products that the Textile and Other product lines (included in the Zegna segment) sell to the Group’s brands.

REVENUES BY BRAND AND PRODUCT LINE (Unaudited)

			FY 2024 vs FY 2023				Q4 2024 vs Q4 2023
(€ thousands, except percentages)	FY 2024	FY 2023	%	Organic	Q4 2024	Q4 2023	%	Organic
ZEGNA brand	1,163,722	1,109,491	4.9%	5.5%	353,112	325,843	8.4%	7.3%
Thom Browne	314,712	378,410	(16.8%)	(20.5%)	94,645	98,283	(3.7%)	(3.1%)
TOM FORD FASHION	314,514	235,531	33.5%	(0.7%)	100,590	96,964	3.7%	3.8%
Textile	138,153	150,986	(8.5%)	(7.5%)	36,610	42,431	(13.7%)	(12.7%)
Other (1)	15,546	30,131	(48.4%)	(32.1%)	4,274	6,839	(37.5%)	(37.1%)
Total revenues	1,946,647	1,904,549	2.2%	(1.9%)	589,231	570,360	3.3%	2.9%
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(1)Other mainly includes revenues from agreements with third party brands.

Zegna segment

In FY 2024, revenues for the Zegna segment, which includes the ZEGNA brand, Textile and Other, amounted to €1,348.8 million compared to €1,322.0 million in FY 2023, +2.0% YoY (+2.5% organic). Revenues in Q4 were €404.4 million, +5.0% YoY (+3.9% organic), driven by solid performance from the ZEGNA brand which more than offset the slowdown in the Textile division.

In FY 2024, ZEGNA brand revenues were €1,163.7 million compared to €1,109.5 million in FY 2023, +4.9% YoY (+5.5% organic3). In Q4 2024, the ZEGNA brand recorded revenues of €353.1 million, +8.4% YoY (+7.3% organic). The performance was driven by ongoing robust organic growth in the US and EMEA, which accelerated in comparison to Q3 2024, largely driven by double-digit growth in the DTC channel in the region. Organic performance in the Greater China Region (GCR) improved slightly from Q3 2024 while still remaining below Q4 2023, reflecting the ongoing challenging environment for the luxury sector in the region.

In FY 2024, Textile revenues were €138.2 million, compared to €151.0 million in FY 2023, -8.5% YoY (-7.5% organic). Q4 2024 revenues came in at €36.6 million, -13.7% YoY (-12.7% organic). Other revenues, which mainly include revenues from third-party brands, were €15.5 million in FY 2024, compared to €30.1 million in FY 2023, -48.4% YoY (-32.1%
3 Excludes foreign exchange impact and revenues in South Korea, both DTC and wholesale for each period, since the Group purchased the business in South Korea on January 1, 2024.

organic) due to the termination of the Tom Ford International distribution license for Tom Ford products4 following the acquisition of Tom Ford International LLC on April 28, 2023.

Thom Browne segment

In FY 2024, revenues for the Thom Browne segment amounted to €314.8 million, compared to €380.3 million in FY 2023, -17.2% YoY (-20.8% organic5). In Q4 2024, revenues were at €94.4 million, -4.3% YoY (-3.8% organic). Revenue growth improved sequentially compared to the previous quarter, reflecting the positive performance of the DTC channel and better performance for wholesale, in particular driven by the early spring collections deliveries. In Q4 2024, the brand recorded sound results in Japan, South Korea and the US, which were more than offset by a decline in the GCR and EMEA.

Thom Browne brand results are substantially aligned to the segment, with FY 2024 revenues at €314.7 million, compared to €378.4 million in FY 2023, -16.8% YoY (-20.5% organic).6

Tom Ford Fashion segment

FY 2024 revenues for the Tom Ford Fashion segment amounted to €314.5 million, up 33.5% YoY from €235.5 million in FY 2023 (-0.7% organic). Organic growth compares the revenue trend at constant currencies since the consolidation of Tom Ford International LLC and its subsidiaries on April 29, 2023, providing a more meaningful comparison on a yearly basis.
In Q4 2024, revenues reached €100.6 million, +3.7% YoY (+3.8% organic), driven by good DTC performance in particular in the US.

4 The licensing agreement for the production and worldwide distribution of luxury men’s ready-to-wear and made-to-measure clothing, footwear, and accessories under the TOM FORD brand expired with the deliveries of the Fall/Winter 2022 collection, and a supply agreement to act as the exclusive supplier for certain TOM FORD menswear products commenced starting with the Spring/Summer 2023 collection and ended with the acquisition of TFI.
5 Excludes foreign exchange impact and revenues in South Korea, both DTC and wholesale from January 1 to June 30 each period, since the Group purchased the business in South Korea on July 1, 2023.
6 The difference between Thom Browne segment and Thom Browne brand refers to Thom Browne stores in MEA managed by Zegna Gulf Trading LLC on behalf of Thom Browne and allocated to Other in the revenues by brand and product line.

REVENUES BY DISTRIBUTION CHANNEL (Unaudited)

			FY 2024 vs FY 2023				Q4 2024 vs Q4 2023
(€ thousands, except percentages)	FY 2024	FY 2023	%	Organic	Q4 2024	Q4 2023	%	Organic
Direct to Consumer (DTC)
ZEGNA brand	1,004,308	945,313	6.2%	6.1%	314,065	284,170	10.5%	9.0%
Thom Browne	186,066	183,422	1.4%	(7.6%)	58,855	57,150	3.0%	4.1%
TOM FORD FASHION	200,302	136,291	47.0%	5.1%	64,111	58,499	9.6%	9.3%
Total Direct to Consumer (DTC)	1,390,676	1,265,026	9.9%	4.0%	437,031	399,819	9.3%	8.3%
As a percentage of branded products (1)	78%	73%			80%	77%
Wholesale branded
ZEGNA brand	159,414	164,178	(2.9%)	2.5%	39,047	41,673	(6.3%)	(4.0%)
Thom Browne	128,646	194,988	(34.0%)	(32.6%)	35,790	41,133	(13.0%)	(13.0%)
TOM FORD FASHION	114,212	99,240	15.1%	(8.5%)	36,479	38,465	(5.2%)	(4.5%)
Total Wholesale branded	402,272	458,406	(12.2%)	(15.0%)	111,316	121,271	(8.2%)	(7.3%)
As a percentage of branded products	22%	27%			20%	23%
Textile	138,153	150,986	(8.5%)	(7.5%)	36,610	42,431	(13.7%)	(12.7%)
Other (2)	15,546	30,131	(48.4%)	(32.1%)	4,274	6,839	(37.5%)	(37.1%)
Total revenues	1,946,647	1,904,549	2.2%	(1.9%)	589,231	570,360	3.3%	2.9%
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(1)Branded products refer to the products sold under the three brands that the Group operates, through the DTC or wholesale branded distribution channels.
(2)Other mainly includes revenues from agreements with third party brands.

DTC Revenues Analysis

In FY 2024, DTC revenues were €1,390.7 million, compared to €1,265.0 million in FY 2023, +9.9% YoY (+4.0% organic), representing 78% of the Group’s branded products revenues.

In Q4 2024, DTC revenues reached €437.0 million (+9.3% YoY and +8.3% organic). ZEGNA DTC revenues drove the Group’s performance for the quarter, increasing by 10.5% YoY (+9.0% organic), thanks to solid performance in the Americas and EMEA in particular. At December 31, 2024, ZEGNA counted 281 directly operated stores (DOS), with four net closures in Q4 including two openings, Monaco and Wuhan SKP, and the closure of some small corners and outlets.

In Q4 2024, Thom Browne DTC revenues were €58.9 million (+3.0% YoY and +4.1% organic). Quarterly performance was driven by ongoing double-digit growth in South Korea and Japan and by new store openings. At December 31, 2024, Thom Browne had 116 DOS, with 10 net openings in Q4, including the opening of Beijing Taikoo Li and some conversions in Canada from wholesale into retail.

In Q4 2024, TOM FORD FASHION DTC revenues reached €64.1 million, +9.6% YoY (+9.3% organic) with two net openings in the quarter, including the Singapore flagship store at Paragon mall and a store in Madrid, bringing the total to 64 DOS at December 31, 2024.

Wholesale Branded Revenues Analysis

In FY 2024, wholesale branded revenues were €402.3 million, compared to €458.4 million in FY 2023, -12.2% YoY (-15.0% organic), representing 22% of the Group’s branded products revenues. In Q4 2024, wholesale branded revenues were €111.3 million, compared to €121.3 million, -8.2% YoY (-7.3% organic).

In Q4 2024, ZEGNA wholesale revenues were €39.0 million, compared to €41.7 million in Q4 2023, -6.3% YoY (-4.0% organic). The performance reflects the brand’s ongoing strategy of focusing on the DTC channel while maintaining a highly selective approach to wholesale. Performance was also influenced by the decision to convert some point of sales from wholesale to retail (concessions).

Thom Browne wholesale revenues decreased to €35.8 million in Q4 2024 from €41.1 million in Q4 2023, -13.0% YoY and organic. The ongoing decision to streamline the brand’s wholesale business had a negative effect on performance, partially mitigated by some earlier Spring/Summer 2025 collection deliveries in the quarter. Q1 2025 is expected to show a double-digit negative trend based on the brand’s order backlog and Spring/Summer 2025 products already delivered.

TOM FORD FASHION wholesale revenues were €36.5 million in Q4 2024, -5.2% YoY (-4.5% organic), reflecting two main wholesale conversions into retail (Harrods Man and Saks Woman) and the decision to further strengthen the DTC channel.

REVENUES BY GEOGRAPHIC AREA (Unaudited)

			FY 2024 vs FY 2023				Q4 2024 vs Q4 2023
(€ thousands, except percentages)	FY 2024	FY 2023	%	Organic	Q4 2024	Q4 2023	%	Organic
EMEA (1)	680,259	658,694	3.3%	0.4%	194,673	183,747	5.9%	5.3%
Americas (2)	524,790	454,890	15.4%	6.8%	166,603	145,351	14.6%	15.0%
Greater China Region	509,378	595,515	(14.5%)	(13.7%)	156,294	176,335	(11.4%)	(11.4%)
Rest of APAC (3)	229,877	192,492	19.4%	6.9%	71,074	64,300	10.5%	8.1%
Other (4)	2,343	2,958	(20.8%)	(25.7%)	587	627	(6.4%)	(6.4%)
Total revenues	1,946,647	1,904,549	2.2%	(1.9%)	589,231	570,360	3.3%	2.9%
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(1)EMEA includes Europe, the Middle East and Africa.
(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)Rest of APAC includes Japan, South Korea, Singapore, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(4)Other revenues mainly include royalties.

In FY 2024, EMEA recorded revenues of €680.3 million, +3.3% YoY (+0.4% organic), representing 35% of the Group’s revenues. In Q4 2024, EMEA revenues reached €194.7 million, +5.9% YoY (+5.3% organic). Performance for the region reflects the strong results from ZEGNA, partially offset by the negative performance of Thom Browne, especially in the wholesale channel.

FY 2024 revenues in the Americas amounted to €524.8 million, +15.4% YoY (+6.8% organic), representing 27% of the Group’s revenues. In Q4 2024, revenues in the Americas rose to €166.6 million, +14.6% YoY (+15.0% organic). The performance reflects the sound double-digit growth from ZEGNA, which was partially offset by the performance of Thom Browne and TOM FORD FASHION which, while positive, were below the Group’s average growth.

In FY 2024, the GCR recorded revenues of €509.4 million, -14.5% YoY (-13.7% organic), accounting for 26% of the Group’s revenues. In Q4 2024, GCR revenues were €156.3 million, -11.4% YoY (-11.4% organic). The performance reflects the challenging consumer environment, in particular in Mainland China.

In FY 2024, revenues in the rest of APAC grew to €229.9 million, +19.4% YoY (+6.9% organic), representing 12% of the Group’s revenues. In Q4 2024, revenues in the rest of APAC were €71.1 million (+10.5% YoY and +8.1% organic), driven by solid growth in South Korea and Japan.

Group Monobrand (1) Store Network at December 31, 2024

	At December 31, 2024				At September 30, 2024				At December 31, 2023
Stores	ZEGNA	Thom Browne	TOM FORD FASHION	Group	ZEGNA	Thom Browne	TOM FORD FASHION	Group	ZEGNA	Thom Browne	TOM FORD FASHION	Group
EMEA (2)	76	9	11	96	76	9	10	95	71	9	4	84
Americas	72	28	13	113	75	20	13	108	59	7	12	78
Greater China Region	78	40	12	130	78	38	12	128	79	33	10	122
Rest of APAC	55	39	28	122	56	39	27	122	44	37	25	106
Total Direct to Consumer (DTC)	281	116	64	461	285	106	62	453	253	86	51	390
EMEA (2)	44	5	16	65	44	7	15	66	55	7	14	76
Americas	59	1	46	106	59	3	47	109	63	3	50	116
Greater China Region	11	10	—	21	13	10	—	23	13	10	—	23
Rest of APAC	4	5	2	11	4	4	5	13	20	5	6	31
Total Wholesale	118	21	64	203	120	24	67	211	151	25	70	246
Total	399	137	128	664	405	130	129	664	404	111	121	636
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(1)Monobrand store count includes our DOS (which are divided into boutiques and outlets) and our Wholesale monobrand stores (including also monobrand franchisees).
(2)Does not include any stores in Russia at December 31, 2024, September 30, 2024 or at December 31, 2023. Although some stores may still be operating at December 31, 2024, they have not been supplied by the Group since February 2022 and have therefore been excluded from the Group’s store count.
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SIGNIFICANT EVENTS IN THE FOURTH QUARTER OF 2024

No significant events occurred in Q4 2024

SIGNIFICANT EVENTS OCCURRED AFTER DECEMBER 31, 2024

ZEGNA WINTER 2025 FASHION SHOW

On January 20, 2025, during the Milan Men’s Fashion Week, ZEGNA held its Winter 2025 show and presented Vellus Aureum. In 1963, Ermenegildo Zegna, the founder, established the Wool Trophy Awards in Australia to support woolgrowers in their pursuit of the finest wool in the world. From the extra fine fleece, an extraordinary thread is spun every year, out of which the lightest, softest, most exquisite fabrics are woven. Vellus Aureum is, today, the name of this jewel in the ZEGNA crown of wool textiles. It refers to the mythical feat of Jason and the Argonauts: the quest for the Golden Fleece. For ZEGNA, Vellus Aureum stands for the pursuit of the extraordinary: a baton that keeps being passed from one generation to the next, both as an entrepreneurial ethos and a signature of style. The collection, whose items were largely made of Vellus Aureum wool, was also inspired by the original wardrobe of the founder Ermenegildo Zegna: the shapes he favored directly influenced items and constructions.

UPCOMING EVENTS

Next financial releases

•March 27, 2025: FY 2024 Financial Results
•April 24, 2025: Q1 2025 Revenues
•July 30, 2025: H1 2025 Preliminary Revenues
•September 5, 2025: H1 2025 Financial Results
•October 23, 2025: Q3 2025 Revenues

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CONTACTS

Paola Durante, Chief of External Relations
Alice Poggioli, Investor Relations Director
Clementina Tito, Head of Corporate Communication

ir@zegna.com / corporatepress@zegna.com
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Forward Looking Statements
This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available to the Company. In particular, statements regarding future financial performance and the Group’s expectations as to the achievement of certain targeted metrics at any future date or for any future period are forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek”, “aspire,” “goal,” “outlook,” “guidance,” “forecast,” “prospect” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements, and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the recognition, integrity and reputation of our brands; our ability to anticipate trends and to identify and respond to new and changing consumer preference; the COVID-19 pandemic or similar public health crises; international business, regulatory, social and political risks; the conflict in Ukraine and sanctions imposed onto Russia; the occurrence of acts of terrorism or similar events, conflicts, civil unrest or situations of political instability; developments in Greater China and other growth and emerging markets; our ability to implement our strategy; recent and potential future acquisitions; disruption to our manufacturing and logistics facilities; risks related to the sale of our products through our direct-to-consumer channel, as well as through points of sale operated by third parties; our dependence on our local partners to sell our products in certain markets; fluctuations in the price or quality of, or disruptions in the availability of, raw materials; our ability to negotiate, maintain or renew our license or co-branding agreements with high end third party brands; tourist traffic and demand; our dependence on certain key senior personnel as well as skilled personnel; our ability to protect our intellectual property rights; disruption in our information technology, including as a result of cybercrime; the theft or unauthorized use of personal information of our customers, employees or other parties; fluctuations in currency exchange rates or interest rates; the level of competition in the industry in which we operate; global economic conditions and macro events, including inflation; failures to comply with applicable laws and regulations; climate change and other environmental impacts and our ability to meet our customers’ and other stakeholders’ expectations on environment, social and governance matters; the enactment of tax reforms or other changes in tax laws and regulations; and other risks and uncertainties, including those described in our filings with the SEC.
Most of these factors are outside the Company’s control and are difficult to predict. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company and its directors, officers or employees or any other person that the Company will achieve its objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of the Company as of the date of this communication. Subsequent events and developments may cause that view to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company disclaims any obligation to update or revise publicly forward-looking statements. You should, therefore, not rely on these forward-looking statements as representing the views of the Company as of any date subsequent to the date of this communication.

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Non-IFRS financial measures

The Group’s management monitors and evaluates operating and financial performance using several non-IFRS financial measures including: revenues on a constant currency basis (constant currency) and revenues on an organic growth basis (organic or organic growth). The Group’s management believes that these non-IFRS financial measures provide useful and relevant information regarding the Group’s financial performance and financial condition, and improve the ability of management and investors to assess and compare the financial performance and financial position of the Group with those of other companies. They also provide comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other strategic and operational decisions. While similar measures are widely used in the industry in which the Group operates, the financial measures that the Group uses may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.
Revenues on a constant currency basis (constant currency)

In addition to presenting our revenues on a current currency basis, we also present certain revenue information on a constant currency basis (constant currency), which excludes the effects of foreign currency translation from our subsidiaries with functional currencies different from the Euro.
We calculate constant currency revenues by applying the current period average foreign currency exchange rates to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro.
We use revenues on a constant currency basis to analyze how our underlying revenues have changed between periods independent of the effects of foreign currency translation.
Revenues on a constant currency basis are not a substitute for revenues on a current currency basis or any IFRS-related measures, however we believe that revenues excluding the impact of foreign currency translation provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.
Revenues on an organic growth basis (organic growth or organic)

In addition to presenting our revenues on a current currency basis, we also present certain revenue information on an organic growth basis (organic growth or organic). Organic growth is calculated as the change in revenues from period to period, excluding the effects of (a) foreign exchange, (b) acquisitions and disposals and (c) changes in license agreements where the Group operates as a licensee.
In calculating organic growth, the following adjustments are made to revenues:
(a)    Foreign exchange – Current period average foreign currency exchange rates are used to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro.
(b)    Acquisitions and disposals – Revenues generated by businesses and operations acquired in the current year are excluded. Revenues generated by businesses and operations acquired in the prior year are excluded from the current year for the same period that corresponds to the pre-acquisition period in the prior year. Additionally, where a business or operation was a customer prior to an acquisition, the related pre-acquisition revenues are excluded from the current and prior periods. Revenues generated by businesses and operations disposed of in the current year or prior year are excluded from both periods as applicable.
(c)    Changes in license agreements where the Group operates as a licensee – Revenues generated from license agreements where the Group operates as a licensee that are new or terminated in the current year or prior year are excluded from both periods (except if the effects are already included in acquisitions and disposals). Additionally, revenues generated from license agreements where the Group operates as a licensee that experienced a structural change in the scope or perimeter in the current year or prior year are excluded from both periods, including changes to product categories, distribution channels or geographies of the underlying license agreements.

We believe the presentation of organic growth is useful to better understand and analyze the underlying change in the Group’s revenues from period to period on a consistent perimeter and constant currency basis.
Revenues on an organic growth basis are not a substitute for revenues on a current currency basis or any IFRS-related measures, however we believe that revenues excluding the effects of (a) foreign exchange, (b) acquisitions and disposals and (c) changes in license agreements where the Group operates as a licensee provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.
The tables below show a reconciliation of reported revenue growth to constant currency, excluding the effects of foreign exchange, and to organic growth, which excludes also acquisitions and disposals and changes in license agreements where the Group operates as a licensee, by segment, by brand and product line, by distribution channel and by geography for the year ended December 31, 2024 compared to the year ended December 31, 2023 (FY 2024 vs FY 2023) and for the three months ended December 31, 2024 compared to the three months ended December 31, 2023 (Q4 2024 vs Q4 2023).
Segment

	FY 2024 vs FY 2023
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
Zegna	2.0%	(1.4%)	3.4%	0.7%	0.2%	2.5%
Thom Browne	(17.2%)	(0.8%)	(16.4%)	4.4%	—%	(20.8%)
Tom Ford Fashion	33.5%	(0.8%)	34.3%	35.0%	—%	(0.7%)
Total	2.2%	(1.2%)	3.4%	5.7%	(0.4%)	(1.9%)

	Q4 2024 vs Q4 2023
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
Zegna	5.0%	(0.2%)	5.2%	1.0%	0.3%	3.9%
Thom Browne	(4.3%)	(0.5%)	(3.8%)	—%	—%	(3.8%)
Tom Ford Fashion	3.7%	(0.1%)	3.8%	—%	—%	3.8%
Total	3.3%	(0.3%)	3.6%	0.7%	—%	2.9%

Brand and product line

	FY 2024 vs FY 2023
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
ZEGNA brand	4.9%	(1.5%)	6.4%	0.9%	—%	5.5%
Thom Browne	(16.8%)	(0.8%)	(16.0%)	4.5%	—%	(20.5%)
TOM FORD FASHION	33.5%	(0.8%)	34.3%	35.0%	—%	(0.7%)
Textile	(8.5%)	(1.0%)	(7.5%)	—%	—%	(7.5%)
Other	(48.4%)	(0.2%)	(48.2%)	(0.1%)	(16.0%)	(32.1%)
Total	2.2%	(1.2%)	3.4%	5.7%	(0.4%)	(1.9%)

	Q4 2024 vs Q4 2023
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
ZEGNA brand	8.4%	(0.1%)	8.5%	1.2%	—%	7.3%
Thom Browne	(3.7%)	(0.6%)	(3.1%)	—%	—%	(3.1%)
TOM FORD FASHION	3.7%	(0.1%)	3.8%	—%	—%	3.8%
Textile	(13.7%)	(1.0%)	(12.7%)	—%	—%	(12.7%)
Other	(37.5%)	—%	(37.5%)	—%	(0.4%)	(37.1%)
Total	3.3%	(0.3%)	3.6%	0.7%	—%	2.9%

Distribution channel

	FY 2024 vs FY 2023
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
Direct to Consumer (DTC)
ZEGNA brand	6.2%	(1.5%)	7.7%	1.6%	—%	6.1%
Thom Browne	1.4%	(2.2%)	3.6%	11.2%	—%	(7.6%)
TOM FORD FASHION	47.0%	(1.2%)	48.2%	43.1%	—%	5.1%
Total Direct to Consumer (DTC)	9.9%	(1.6%)	11.5%	7.5%	—%	4.0%
Wholesale branded
ZEGNA brand	(2.9%)	(1.5%)	(1.4%)	(3.9%)	—%	2.5%
Thom Browne	(34.0%)	—%	(34.0%)	(1.4%)	—%	(32.6%)
TOM FORD FASHION	15.1%	(0.2%)	15.3%	23.8%	—%	(8.5%)
Total Wholesale branded	(12.2%)	(0.5%)	(11.7%)	3.3%	—%	(15.0%)
Textile	(8.5%)	(1.0%)	(7.5%)	—%	—%	(7.5%)
Other	(48.4%)	(0.2%)	(48.2%)	(0.1%)	(16.0%)	(32.1%)
Total	2.2%	(1.2%)	3.4%	5.7%	(0.4%)	(1.9%)

	Q4 2024 vs Q4 2023
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
Direct to Consumer (DTC)
ZEGNA brand	10.5%	(0.2%)	10.7%	1.7%	—%	9.0%
Thom Browne	3.0%	(1.1%)	4.1%	—%	—%	4.1%
TOM FORD FASHION	9.6%	0.3%	9.3%	—%	—%	9.3%
Total Direct to Consumer (DTC)	9.3%	(0.2%)	9.5%	1.2%	—%	8.3%
Wholesale branded
ZEGNA brand	(6.3%)	—%	(6.3%)	(2.3%)	—%	(4.0%)
Thom Browne	(13.0%)	—%	(13.0%)	—%	—%	(13.0%)
TOM FORD FASHION	(5.2%)	(0.7%)	(4.5%)	—%	—%	(4.5%)
Total Wholesale branded	(8.2%)	(0.2%)	(8.0%)	(0.7%)	—%	(7.3%)
Textile	(13.7%)	(1.0%)	(12.7%)	—%	—%	(12.7%)
Other	(37.5%)	—%	(37.5%)	—%	(0.4%)	(37.1%)
Total	3.3%	(0.3%)	3.6%	0.7%	—%	2.9%

Geographic area

	FY 2024 vs FY 2023
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
EMEA (1)	3.3%	—%	3.3%	3.4%	(0.5%)	0.4%
Americas (2)	15.4%	(1.0%)	16.4%	10.3%	(0.7%)	6.8%
Greater China Region	(14.5%)	(1.5%)	(13.0%)	0.7%	—%	(13.7%)
Rest of APAC (3)	19.4%	(5.2%)	24.6%	18.1%	(0.4%)	6.9%
Other (4)	(20.8%)	—%	(20.8%)	4.9%	—%	(25.7%)
Total	2.2%	(1.2%)	3.4%	5.7%	(0.4%)	(1.9%)
______________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)Rest of APAC includes Japan, South Korea, Singapore, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(4)Other revenues mainly include royalties.

	Q4 2024 vs Q4 2023
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
EMEA (1)	5.9%	0.6%	5.3%	—%	—%	5.3%
Americas (2)	14.6%	(0.4%)	15.0%	—%	—%	15.0%
Greater China Region	(11.4%)	—%	(11.4%)	—%	—%	(11.4%)
Rest of APAC (3)	10.5%	(3.5%)	14.0%	5.9%	—%	8.1%
Other (4)	(6.4%)	—%	(6.4%)	—%	—%	(6.4%)
Total	3.3%	(0.3%)	3.6%	0.7%	—%	2.9%
________________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)Rest of APAC includes Japan, South Korea, Singapore, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(4)Other revenues mainly include royalties.